FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
April 25, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information Note
Record Date for Shareholders Entitled to Take Part in the Annual General Meeting of Shareholders of Mobile TeleSystems OJSC to be held on June 25, 2002

In accordance with the resolution of Mobile TeleSystems OJSC's Board of Directors of April 19, 2002 (Protocol No. 28), and pursuant to the Federal Law of the Russian Federation on Joint Stock Companies, for the purposes of determining the list of persons entitled to participate in the Annual General Meeting of Mobile TeleSystems OJSC shareholders, the closing date of the Shareholders Register for the purposes establishing a list of persons entitled to participate in the Annual General Meeting of Shareholders shall be May 7, 2002.

In order to make a list of persons entitled to participate in the Annual General Meeting of Shareholders, a nominal holder of shares shall provide information about the persons in whose interests such holder holds shares as of the date of the list.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*____________
Name: Mikhail Smirnov
Title: President

Date: **April 25, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities